UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2011

Commission File Number: 001-33587

PERFECT WORLD CO., LTD.

Perfect World Plaza, Building 306, 86 Beiyuan Road

Chaoyang District, Beijing 100101

People’s Republic of China

(86 10) 5780-5700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect World Co., Ltd.

By:	/s/ Kelvin Wing Kee Lau
Name:	Kelvin Wing Kee Lau
Title:	Chief Financial Officer

Date: July 27, 2011

EXHIBIT INDEX

Exhibit 99.1

Perfect World to Hold Annual General Meeting on August 21, 2011

Beijing China (July 27, 2011) - Perfect World Co., Ltd. (NASDAQ: PWRD) (“Perfect World” or the “Company”), a leading online game developer and operator based in China, today announced that it will hold its annual general meeting of shareholders at the offices of Skadden, Arps, Slate, Meagher & Flom, 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on August 21, 2011 at 2:00 PM (Hong Kong time). Holders of record of ordinary shares of the Company at the close of business on July 26, 2011 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting and voting instruction card for ADS holders are available on the Company’s website at http://www.pwrd.com/html/en/ir_shareholdermeeting.html. Perfect World has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2010, with the U.S. Securities and Exchange Commission. Perfect World’s Form 20-F can be accessed on the Company’s website at http://www.pwrd.com/html/en/annual_report.html, as well as on the SEC’s website at http://www.sec.gov.

About Perfect World Co., Ltd. (http://www.pwrd.com)

Perfect World Co., Ltd. (NASDAQ: PWRD) is a leading online game developer and operator based in China. Perfect World primarily develops online games based on proprietary game engines and game development platforms. Perfect World’s strong technology and creative game design capabilities, combined with extensive knowledge and experiences in the online game market, enable it to frequently and promptly introduce popular games designed to cater changing customer preferences and market trends. Perfect World’s current portfolio of self-developed online games includes massively multiplayer online role playing games (“MMORPGs”): “Perfect World,” “Legend of Martial Arts,” “Perfect World II,” “Zhu Xian,” “Chi Bi,” “Pocketpet Journey West,” “Battle of the Immortals,” “Fantasy Zhu Xian,” “Forsaken World,” “Dragon Excalibur,” and “Empire of the Immortals;” and an online casual game: “Hot Dance Party.” While a substantial portion of the revenues are generated in China, Perfect World’s games have been licensed to leading game operators in a number of countries and regions in Asia, Latin America and the Russian Federation and other Russian speaking territories. Perfect World also generates revenues from game operations in North America, Europe and Japan. Perfect World plans to continue to explore new and innovative business models and remains deeply committed to maximizing shareholder value over time.

Safe Harbor Statements

This press release contains forward-looking statements. These statements constitute forward-looking statements under the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, Perfect World’s limited operating history, its ability to develop and operate new games that are commercially successful, the growth of the online game market and the continuing market acceptance of its games and in-game items in China and elsewhere, its ability to protect intellectual property rights, its ability to respond to competitive pressure, its ability to maintain an effective system of internal control over financial reporting, changes of the regulatory environment in China, and economic slowdown in China and/or elsewhere. Further information regarding these and other risks is included in Perfect World’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Perfect World does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact

Perfect World Co., Ltd.

Vivien Wang

Vice President, Investor Relations & Corporate Communications

Tel: +86-10-5780-5700

Fax: +86-10-5780-5713

Email: ir@pwrd.com

http://www.pwrd.com

Christensen Investor Relations

Kathy Li

Tel: +1-480-614-3036

Fax: +1-480-614-3033

Email: kli@christensenir.com

Teal Willingham

Tel: +86-10-5826-4727

Fax: +86-10-5826-4838

Email: twillingham@christensenir.com

Exhibit 99.2

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

NOTICE OF ANNUAL GENERAL MEETING

To be held on August 21, 2011

NOTICE IS HEREBY GIVEN that an annual general meeting of Perfect World Co., Ltd. (the “Company”) will be held at the offices of Skadden, Arps, Slate, Meagher & Flom, 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on August 21, 2011 at 2:00 P.M., for the purposes of considering and, if thought fit, passing the following resolutions:

SPECIAL RESOLUTION

1. Amendment to Article 8(d)(iii) of the Amended and Restated Memorandum and Articles of Association by replacing it with the following paragraph: “Upon any sale, transfer or disposition of Class A Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class A Ordinary Shares shall be automatically and immediately converted into an equal number of Class B Ordinary Shares.”

ORDINARY RESOLUTIONS

2. Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2011;

3. Ratification of the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report; and

4. To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolution 1 to 3 as such director, in his absolute discretion, thinks fit.

The Board of Directors of the Company has fixed the close of business on July 26, 2011 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the annual general meeting or any adjournment or postponement thereof.

Please note that the annual reports of the Company are available for shareholders. If you would like to obtain a copy, you can (1) send your request for a physical copy by email to ir@pwrd.com; (2) notify the Company of your e-mail address by sending your request to ir@pwrd.com and a soft copy will be sent to your e-mail address provided; and (3) you may also view the annual report at the Company’s website at http://www.pwrd.com/html/en/annual_report.html.

You are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying proxy form no later than the time for holding the annual general meeting. HOLDERS OF THE COMPANY’S AMERICAN DEPOSITARY SHARES (“ADSs”) WHO WISH TO EXERCISE THEIR VOTING RIGHTS FOR THE UNDERLYING ORDINARY SHARES MUST ACT THROUGH THE DEPOSITARY OF THE COMPANY’S ADS PROGRAM, DEUTSCHE BANK TRUST COMPANY AMERICAS.

By Order of the Board of Directors of Perfect World Co., Ltd.

/s/ Michael Yufeng Chi
Michael Yufeng Chi
Chairman

Beijing, PRC

July 26, 2011

Executive Office: Perfect World Plaza, Building 306, 86 Beiyuan Road Chaoyang District, Beijing 100101 People’s Republic of China	Registered Office: Maples Corporate Services Limited PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands

Exhibit 99.3

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON AUGUST 21, 2011 AT THE OFFICES OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Perfect World Co., Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares of the Company, par value US$0.0001 per share (the “Ordinary Shares”), to be exercised at the Annual General Meeting of the Company (the “Annual Meeting”) to be held at the offices of Skadden, Arps, Slate, Meagher & Flom, 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong, on August 21, 2011 at 2:00 P.M., and at any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the Ordinary Shares at the close of business on July 26, 2011 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting. Each share of Class A Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at general meetings of the Company, and each share of Class B Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at general meetings of the Company. There were 39,171,195 Class A Ordinary Shares and 209,853,730 Class B Ordinary Shares outstanding as of July 26, 2011. This Form of Proxy and the accompanying Notice of Annual General Meeting are first being mailed to the shareholders of the Company on or about July 27, 2011.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the Annual General Meeting as indicated or, if no instruction is given, FOR the Ordinary Resolutions set forth in this Form of Proxy. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the Annual General Meeting.

To be valid, this Form of Proxy must be completed, signed and delivered to the Company’s office at Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, Peoples’ Republic of China as soon as possible and in any event no later than the time for holding the annual general meeting.

PERFECT WORLD CO., LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: PWRD)

FORM OF PROXY FOR ANNUAL GENERAL MEETING (OR ANY ADJOURNMENT THEREOF) TO BE HELD ON AUGUST 21, 2011 AT THE OFFICES OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, 42ND FLOOR, EDINBURGH TOWER, THE LANDMARK, 15 QUEEN’S ROAD, CENTRAL, HONG KONG

I/We

Please Print Name(s)

of

Please Print Address(es)

being the registered holder(s) of                                          ordinary shares (Note 1), par value US$0.0001 per share, of Perfect World Co., Ltd. (the “Company”) hereby appoint the Chairman of the Annual General Meeting(Note 2) or

of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjournment thereof) of the Company to be held on August 21, 2011 at 2:00 P.M. (Hong Kong time), and at any adjournment(s) or postponement(s) thereof, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	RESOLUTION	FOR(Note 3)	AGAINST(Note 3)
1.	Special Resolution No. 1 as set out in the Notice of Annual General Meeting.
2.	Ordinary Resolution No. 2 as set out in the Notice of Annual General Meeting.
3.	Ordinary Resolution No. 3 as set out in the Notice of Annual General Meeting.
4.	Ordinary Resolution No. 4 as set out in the Notice of Annual General Meeting.

Dated , 2011	Signature(s) (Note 4)

[1]

Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]

If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

[3]

IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion.

[4]

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same.

Exhibit 99.4

Deutsche Bank Trust Company Americas

Trust & Securities Services

Global Equity Services

DEPOSITARY RECEIPTS

Depositary’s Notice of Annual General Meeting of the Company of Perfect World Co., Ltd.:

Issue:	Perfect World Co., Ltd / CUSIP: 71372U 10 4

Country:	Cayman Islands

Meeting Details:	Annual General Meeting of Perfect World Co., Ltd. to be held on August 21, 2011 – 2:00 P.M. (Hong Kong time) at the offices of Skadden, Arps, Slate, Meagher & Flom, 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong.

Meeting Agenda:	The Company’s Notice of Meeting including the Agenda is attached

Voting Deadline:	On or before August 18, 2011 at 3:00 P.M. (New York City time)

ADR Record Date:	July 26, 2011

Ordinary: ADR ratio	5 Class B Ordinary Shares: 1 ADS

Holders of American Depositary Receipts (ADRs) representing ordinary shares (the “Deposited Securities”) of Perfect World Co., Ltd. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda for such meeting, is attached.

Holders of record of ADRs as of the close of business on the ADR Record Date will be entitled, subject to any applicable law, the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing Deposited Securities (which provisions, if any, shall be summarized in pertinent part by the Company), to instruct Deutsche Bank Trust Company Americas, as Depositary (“the Depositary”), as to the exercise of voting rights, if any, pertaining to the Deposited Securities represented by their respective ADRs. Voting instructions may be given only in respect of a number of American Depositary Shares representing an integral number of Shares or other Deposited Securities. Upon the timely receipt of written instructions of a Holder of American Depositary Shares on the ADR Record Date of voting instructions in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s Amended and Restated Memorandum and Articles of Association and the provisions of or governing the Deposited Securities, to vote or cause the Custodian to vote the Shares and/or other Deposited Securities (in person or by proxy) represented by American Depositary Shares evidenced by such Receipt in accordance with such voting instructions. Neither the Depositary nor the Custodian shall, under any circumstances exercise any discretion as to voting, and neither the Depositary nor the Custodian shall vote, or attempt to exercise the right to vote, or in any way make use of for purposes of establishing a quorum or otherwise, the Shares or other Deposited Securities represented by ADSs except pursuant to and in accordance with such written instructions from Holders. Notwithstanding the above, save for applicable provisions of the law of the Cayman Islands, and in accordance with the terms of Section 12 of the Exhibit A to the Deposit Agreement, the Depositary shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities or for the manner in which such vote is cast or the effect of any such vote.

Deutsche Bank - Depositary Receipts

Exhibit 99.5

Annual General Meeting of Shareholders

ADS Holder’s Voting Instruction Card

(Name of ADS holder)

(Address of ADS holder)

(Number of ADSs held)

Resolution presented for consideration by the Annual General Meeting of Shareholders on August 21, 2011

SPECIAL RESOLUTION	Affirmative	Negative	Abstained

1)      Amendment to Section 8(d)(iii) of the Amended and Restated Memorandum and Articles of Association by replacing it with the following paragraph: “Upon any sale, transfer or disposition of Class A Ordinary Shares by a holder thereof to any person or entity which is not an Affiliate of such holder, such Class A Ordinary Shares shall be automatically and immediately converted into an equal number of Class B Ordinary Shares.”

ORDINARY RESOLUTIONS	Affirmative	Negative	Abstained

2) Appointment of the Independent Auditor PricewaterhouseCoopers for the fiscal year 2011

3) Ratification of the inclusion of financial statements of fiscal year 2010 in the Company’s 2010 annual report

4) To authorize each of the directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 3 as such director, in his absolute discretion, thinks fit

(Signature)